                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13(d)-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 1)*

                             US Airways Group, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                   90341W 10 8
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                                 (CUSIP number)

                          PAR Capital Management, Inc.
                             Attention: Gina DiMento
                             One International Place
                                   Suite 2401
                                Boston, MA 02110
                                 (617) 556-8990
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

              Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             PAR Investment Partners, L.P.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                         (a) |X|
                                                                        (b) |_|
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         |_|
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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                         7     SOLE VOTING POWER

                               11,768,485
       NUMBER OF
         SHARES
      BENEFICIALLY     ---------------------------------------------------------
        OWNED BY         8     SHARED VOTING POWER
          EACH
       REPORTING               None
         PERSON        ---------------------------------------------------------
          WITH           9     SOLE DISPOSITIVE POWER

                               11,768,485
                       ---------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               None
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,768,485
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                      |_|

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.34%
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    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN
================================================================================

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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             PAR Group, L.P.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                       (a) |X|
                                                                      (b) |_|
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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                           7    SOLE VOTING POWER
        NUMBER OF
         SHARES                 11,768,485
      BENEFICIALLY    ---------------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
       REPORTING                None
         PERSON       ---------------------------------------------------------
          WITH             9    SOLE DISPOSITIVE POWER

                                11,768,485
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                None
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,768,485
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                     |_|
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.34%
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    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN
================================================================================

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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             PAR Capital Management, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                        (a) |X|
                                                                       (b) |_|
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     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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                             7     SOLE VOTING POWER

                                    11,768,485
        NUMBER OF
         SHARES        --------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY
          EACH                     None
       REPORTING       ---------------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH
                                   11,768,485
                       ---------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   None
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,768,485
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                     |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.34%
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    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO
================================================================================

ITEM 1.           SECURITY AND ISSUER.

This Amendment No.1 to Schedule 13D ("Amendment No. 1") is being filed to amend and supplement the Schedule 13D filed on October 7, 2005 (together, the "Schedule 13D"), with respect to shares of Common Stock, par value $0.01 per share (the "Shares"), of US Airways Group, Inc., a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 West Rio Salado Parkway, Tempe, Arizona 85281. Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
..
ITEM 2.           IDENTITY AND BACKGROUND.

         (a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership ("PAR Investment Partners"), PAR Group, L.P., a Delaware limited partnership ("PAR Group") and PAR Capital Management, Inc., a Delaware corporation ("PAR Capital Management"). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

         The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110.

         The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110.

         The sole general partner of PAR Group, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

         Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward
L. Shapiro is a Vice President of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, and Mr. Shapiro is One International Place, Suite 2401, Boston, MA 02110.

          The Shares to which this Schedule 13D relates are owned by PAR Investment Partners.

         (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the additional 1,000,000 Shares to be purchased by PAR Investment Partners is $34,840,000.

ITEM 4.           PURPOSE OF TRANSACTION.

         On March 15, 2006, PAR Investment Partners entered into a Securities Purchase Agreement (the "Purchase Agreement") with Eastshore Aviation, LLC ("Eastshore"). Pursuant to the Purchase Agreement, among other things, PAR Investment Partners agreed to purchase from Eastshore and Eastshore agreed to sell to PAR Investment Partners 1,000,000 shares (the "Acquired Shares") on April 3, 2006. In addition, pursuant to the Purchase Agreement, PAR Investment Partners agreed to be bound by the terms of the Stockholder's Agreement dated September 27, 2005 by and between the Issuer and Eastshore (the "Eastshore Stockholder's Agreement") with respect to the Acquired Shares.

         PAR Investment Partners is acquiring the Acquired Shares as an investment in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the preceding paragraphs of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

         The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of its Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

      The Reporting Persons intend to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of March 15, 2006, PAR Investment Partners owned beneficially 11,768,485 Shares representing approximately 14.34% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

         As of March 15, 2006, PAR Group, through its control of PAR Investment Partners as general partner, had sole voting and dispositive power with respect to all 11,768,485 Shares owned beneficially by PAR Investment Partners representing approximately 14.34% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

         As of March 15, 2006, PAR Capital Management, through its control of PAR Group as general partner, had sole voting and dispositive power with respect to all 11,768,485 Shares owned beneficially by PAR Investment Partners representing approximately 14.34% of the shares of the Issuer's Common Stock outstanding as reported in publicly available information.

         (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Purchase Agreement, the Stockholders Agreement and the Eastshore Stockholder's Agreement and the information set forth in Item 4 (which is incorporated herein by reference) or as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement among the Reporting Persons dated March 16, 2006 is filed as Exhibit 99.1 hereto.

         (b) Securities Purchase Agreement, dated as of March 15, 2006, between PAR Investment Partners and Eastshore is filed as
                  Exhibit 99.2 hereto.

         (c) Stockholder's Agreement dated as of September 27, 2005 between the Issuer and Eastshore (incorporated by reference to Exhibit
                  10.2 to the Issuer's Form 8-K dated September 27, 2005 and filed with the Securities and Exchange Commission on October 3, 2005 (File No. 001-08444)).

                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:  March 17, 2006           PAR INVESTMENT PARTNERS

                                By: PAR Group, L.P., its General Partner
                                By PAR Capital Management, Inc., its General
                                   Partner

                                By: /s/ Gina DiMento
                                    -----------------------------------
                                    Name: Gina DiMento
                                    Title: Vice President


                                PAR GROUP, L.P.

                                By PAR Capital Management, Inc., its General
                                   Partner

                                By: /s/ Gina DiMento
                                    -----------------------------------
                                    Name: Gina DiMento
                                    Title: Vice President


                                PAR CAPITAL MANAGEMENT, INC.


                                By: /s/ Gina DiMento
                                    -----------------------------------
                                    Name: Gina DiMento
                                    Title: Vice President

                                  EXHIBIT INDEX

Exhibit No.                            Exhibit
-----------                            -------

99.1              Joint Filing Agreement among the Reporting Persons dated March
                  16, 2006.

99.2 Purchase Agreement, dated as of March 15, 2006, between PAR Investment Partners and Eastshore is filed as Exhibit 99.2 hereto.

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99.3 Stockholder's Agreement dated as of September 27, 2005 between the Issuer and Eastshore (incorporated by reference to Exhibit
                  10.2 to the Issuer's Form 8-K dated September 27, 2005 and filed with the Securities and Exchange Commission on October 3, 2005 (File No. 001-08444)).
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